Mail Stop 4561

September 14, 2006

Bill Hawkins
Acting Chief Financial Officer
    Chief Operating Officer and Secretary
Sysview Technology, Inc.
1772 Technology Drive
San Jose, CA 95110

      Re: **Sysview Technology, Inc.**
                Form 10-KSB for Fiscal Year Ended December 31, 2005
                Form 10-QSB for Fiscal Quarter Ended March 31, 2006
                File No. 000-25839

Dear Mr. Hawkins:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief